Exhibit 15.1

To the Board of Directors and Stockholders of Lifetime Brands, Inc.

We are aware of the inclusion therein or incorporation by reference in Amendment No. 1 to the Registration Statement on Form S-3 of Lifetime Brands, Inc. for the registration of 2,500,000 shares of its common stock of our reports dated April 29, 2005, July 29, 2005 and November 1, 2005 relating to the unaudited condensed consolidated interim financial statements of Lifetime Brands, Inc. and subsidiaries, formerly known as Lifetime Hoan Corporation, that are included in its Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005.

/s/ Ernst & Young LLP

Melville, New York

November 7, 2005